U.S. SECURITIES AND EXCHANGE COMMISSION
                             Washington, D.C. 20549

                                     FORM 3

            INITIAL STATEMENT OF BENEFICIAL OWNERSHIP OF SECURITIES

    Filed pursuant to Section 16(a) of the Securities Exchange Act of 1934,
       Section 17(a) of the Public Utility Holding Company Act of 1935 or
               Section 30(f) of the Investment Company Act of 1940

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(Print or Type Responses)
________________________________________________________________________________
1.   Name and Address of Reporting Person*

  TPG Advisors III, Inc.
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   (Last)                            (First)              (Middle)

  201 Main Street, Suite 2420
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                                    (Street)

  Fort Worth                           TX                   76102
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   (City)                            (State)                (Zip)

________________________________________________________________________________
2.   Date of Event Requiring Statement (Month/Day/Year)

     04/04/00
________________________________________________________________________________
3.   IRS Identification Number of Reporting Person, if an Entity (Voluntary)

________________________________________________________________________________
4.   Issuer Name and Ticker or Trading Symbol

     CONVERGENT COMMUNICATIONS INC (CONV)
________________________________________________________________________________
5.   Relationship of Reporting Person to Issuer
     (Check all applicable)

     [_]  Director                             [X]  10% Owner
     [_]  Officer (give title below)           [_]  Other (specify below)
________________________________________________________________________________
6.   If Amendment, Date of Original (Month/Day/Year)

________________________________________________________________________________
7.   Individual or Joint/Group Filing  (Check applicable line)

     [_]  Form Filed by One Reporting Person

     [X]  Form Filed by More than One Reporting Person
________________________________________________________________________________

================================================================================
             Table I -- Non-Derivative Securities Beneficially Owned
================================================================================

                                                                 3. Ownership Form:
                                      2. Amount of Securities       Direct (D) or
1. Title of Security                     Beneficially Owned         Indirect (I)       4. Nature of Indirect Beneficial Ownership
   (Instr. 4)                            (Instr. 4)                 (Instr. 5)            (Instr. 4)
------------------------------------------------------------------------------------------------------------------------------------
Series B Senior Cumulative             11,538,461 shares                 I             Through funds managed by Reporting Person
Convertible Preferred Stock
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

Reminder: Report on a separate line for each class of securities beneficially owned directly or indirectly.

*    If the Form is filed by more than one Reporting Person, see Instruction
     5(b)(v).

     Potential persons who are to respond to the collection of Information contained in this form are not required to respond unless the form displays a currently valid OMB control number.

              Table II -- Derivative Securities Beneficially Owned (e.g., puts, calls, warrants, options, convertible securities)

================================================================================

                                                                                                        5. Owner-
                                                    3. Title and Amount of Securities                      ship
                                                       Underlying Derivative Security                      Form of
                         2. Date Exercisable           (Instr. 4)                                          Derivative
                            and Expiration Date     ---------------------------------    4. Conver-        Security:
                            (Month/Day/Year)                               Amount           sion or        Direct      6. Nature of
                         ----------------------                            or               Exercise       (D) or         Indirect
                         Date       Expira-                                Number           Price of       Indirect       Beneficial
1. Title of Derivative   Exer-      tion                                   of               Derivative     (I)            Ownership
   Security (Instr. 4)   cisable    Date            Title                  Shares           Security       (Instr. 5)     (Instr. 5)
------------------------------------------------------------------------------------------------------------------------------------
Series A Warrants        4/18/00***  4/18/05***      Common Stock          600,000         $20 per share    I         Through funds
                                                                                                                      managed by
                                                                                                                      reporting
                                                                                                                      person
Series B Warrants        4/18/00***  4/18/05***      Common Stock          1,000,000       $25 per share    I         Through funds
                                                                                                                      managed by
                                                                                                                      reporting
                                                                                                                      person
------------------------------------------------------------------------------------------------------------------------------------

Explanation of Responses: Additional Filing Persons:  T3 Advisors, Inc.


** Intentional misstatements or omissions of facts constitute Federal Criminal Violations.

*** This assumes a Closing Date under the Securities Purchase Agreement of 4/18/00.



TPG ADVISORS III, Inc.


  /s/ Richard A. Ekleberry                                   April 14, 2000
---------------------------------------------            -----------------------
**Signature of Reporting Person                                   Date
By:  Richard A. Ekleberry
     Vice President


T3 ADVISORS, INC.

  /s/ Richard A. Ekleberry                                   April 14, 2000
---------------------------------------------            -----------------------
**Signature of Reporting Person                                   Date
By:  Richard A. Ekleberry
     Vice President


     See 18 U.S.C. 1001 and 15 U.S.C. 78ff(a).

Note: File three copies of this Form, one of which must be manually signed. If space provided is insufficient, see Instruction 6 for procedure.